PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated August 16, 2021 and the Prospectus Supplements dated August 16, 2021 and March 28, 2022)	Registration No. 333-258491

Up to $50,000,000

Common Stock

This prospectus supplement updates and amends certain information in our base prospectus, dated August 16, 2021, as supplemented by our prospectus supplements dated August 16, 2021 (the “Initial Prospectus Supplement”) and March 28, 2022 (collectively with the base prospectus and the Initial Prospectus Supplement, the “Prospectus”), relating to the offer and sale of shares of our common stock from time to time through B. Riley Securities, Inc., as sales agent, in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, pursuant to the Sales Agreement (as defined in the Prospectus).

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

Our common stock is listed on the Nasdaq Capital Market under the symbol “INTZ.” On August 3, 2022, the last reported sale price of our common stock as reported on the Nasdaq Capital Market was $4.29 per share.

On March 28, 2022, we filed a prospectus supplement indicating that we were, at that time, subject to General Instruction I.B.6 of Form S-3, which limited the amount that we were able sell under the registration statement of which the Prospectus forms a part. We are currently no longer subject to the offering limits imposed by General Instruction I.B.6 of Form S-3. If we become subject to the offering limits in General Instruction I.B.6 of Form S-3 in the future, we will file another prospectus supplement.

As of the date of this supplement, we have sold an aggregate of 1,834,674 shares (including sales pending ordinary settlement under the Sales Agreement) for gross proceeds of $8,080,746.79 pursuant to the Sales Agreement. As a result of such prior sales, as of the date of this supplement, shares having an aggregate offering price of up to $41,919,253.21 remain available for offer and sale under the Sales Agreement through the Prospectus, as amended.

Investing in our securities involves a high degree of risk. For a discussion of the factors you should carefully consider before deciding to purchase our securities, see “Risk Factors” beginning on page S-3 of the Initial Prospectus Supplement and page 4 of the Prospectus, as well as the documents incorporated by reference therein and any free writing prospectus that we have authorized for use in connection.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

B. RILEY SECURITIES

The date of this prospectus supplement is August 4, 2022